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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.     )*
                                           ----


                             RITE AID CORPORATION
         -------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   767754104
                   -----------------------------------------
                                 (CUSIP Number)

                             Jonathan D. Sokoloff
                         Green Equity Investors, L.P.
                      333 South Grand Avenue, Suite 5400
                             Los Angeles, CA 90071
                                (213) 625-0005
      ------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               December 12, 1996
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            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 2 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 767754104                   13G                PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Green Equity Investors, L.P.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) OR 2(e)                                             [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF            9,344,571

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,344,571

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      9,344,571

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      7.61%

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      TYPE OF REPORTING PERSON*
14
      PN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 2 pages
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ITEM 1.   SECURITY AND ISSUER

     This Statement relates to 9,344,571 shares (the "Rite Aid Shares") of the Common Stock, par value $1.00 per share ("Rite Aid Common Stock"), of Rite Aid Corporation, a Delaware corporation ("Rite Aid"). The principal executive offices of Rite Aid are located at 30 Hunter Lane, Camp Hill, PA 17011.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) - (c), (f). This Statement is being filed by Green Equity Investors, L.P., a Delaware limited partnership ("GEI"), which is an investment partnership. GEI's address is: 333 South Grand Avenue, Suite 5400, Los Angeles, CA 90071.

     (d) During the last five years, none of GEI, Leonard Green & Associates, L.P. (GEI's general partner and a Delaware limited partnership, "LGA"), or the general partners of LGA has been convicted in a criminal proceeding.

     (e) During the last five years, none of GEI, LGA or the general partners of LGA has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of GEI, LGA or the general partners of LGA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 12, 1996, pursuant to an Agreement and Plan of Merger, dated as of October 13, 1996, as amended (the "Merger Agreement"), between Rite Aid and Thrifty PayLess Holdings, Inc. ("TPH"), TPH merged into Rite Aid (the "Merger"). As a result of the Merger, among other things, each share of Class A Common Stock and Class B Common Stock of TPH were converted into the right to receive
0.65 shares of Rite Aid Common Stock (the "Exchange Ratio"). Immediately prior to the Merger, GEI was the holder of 14,139,600 shares of Class A Common Stock of TPH and 236,664 shares of Class B Common Stock of TPH (together, such 14,376,264 shares being referred to as the "TPH Shares"). Based on the Exchange Ratio, GEI received the 9,344,571 Rite Aid Shares in exchange for the TPH Shares pursuant to the Merger.

ITEM 4.   PURPOSE OF TRANSACTION

     GEI received the Rite Aid Shares as a result of the Merger (see Item 3. above). GEI holds the Rite Aid Shares for investment purposes. The Rite Aid Shares are subject to the applicable provisions of a Stockholder Agreement dated as of October 13, 1996 among GEI, Rite Aid and certain individual stockholders of Rite Aid (the "Stockholder Agreement"), which provides, among other things,
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for (i) certain restrictions on the actions of GEI for a period of four years from the date of the Merger Agreement (including a limitation on any acquisitions or agreements to acquire any additional voting securities of Rite Aid in excess of 1% of Rite Aid's outstanding shares, not counting for these purposes the Rite Aid Shares), and (ii) certain registration rights with respect to the Rite Aid Shares, including both "demand" and "piggyback" rights. The Stockholder Agreement is filed as Exhibit 1 hereto and is incorporated by reference herein.

     Pursuant to a request made by TPH under the Merger Agreement prior to the consummation of the Merger, on January 8, 1997, Leonard I. Green was elected to the Board of Directors of Rite Aid for a term expiring at Rite Aid's 1999 Annual Meeting of Stockholders. Mr. Green (through an entity controlled by him) is a general partner of LGA.

     Other than as described herein, GEI has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities, or the disposition of securities, of Rite Aid; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rite Aid or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Rite Aid or any of its subsidiaries; (d) any change in the present board of directors or management of Rite Aid, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Rite Aid; (f) any other material change in Rite Aid's business or corporate structure; (g) changes in Rite Aid's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Rite Aid by any person; (h) causing a class of securities of Rite Aid to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System; (i) a class of equity securities of Rite Aid becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) GEI is the beneficial owner of 9,344,571 Rite Aid Shares, or approximately 7.61% of the outstanding shares of Rite Aid Common Stock.

     (b) GEI has sole voting and dispositive power with respect to the shares of Rite Aid Common Stock held by it. The sole general partner of GEI, LGA, has the power to direct the voting and investment of securities held by GEI. The address of LGA is 333 South Grand Ave., Suite 5400, Los Angeles, CA 90071. The general partners of LGA (collectively,

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the "LGA Partners") are GANMAX, Inc. (a corporation controlled by Gregory J.
Annick), Willow III, Inc. (a corporation controlled by Jennifer Holden
Dunbar), Tardy-Green, Inc. (a corporation controlled by Leonard I. Green) and Jonathan D. Sokoloff, and each of their addresses is c/o LGA, 333 South Grand Ave., Suite 5400, Los Angeles, CA 90071. LGA, as general partner of GEI, and the LGA Partners, as general partners of LGA, may be deemed to share beneficial ownership of the shares beneficially owned by GEI, but disclaim any such beneficial ownership.

     (c) Other than as described in Item 3 above, GEI did not have any transactions in Rite Aid Common Stock in the last sixty (60) days.

     (d)  See (b) above.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the Stockholder Agreement, there are no contracts, arrangements, understandings or relationships between GEI and any other person with respect to any securities of Rite Aid.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1.  Stockholder Agreement dated as of October 13, 1996 by and
          ---------
between Rite Aid Corporation and Green Equity Investors, L.P. and joined in by the individual stockholders of Rite Aid Corporation named therein.

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                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 10, 1997


                         Green Equity Investors, L.P.,
                           a Delaware limited partnership

                         By:  Leonard Green & Associates, L.P.,
                              a Delaware limited partnership,
                              its general partner


                         By:  /s/ Jonathan D. Sokoloff
                              -----------------------------
                              Jonathan D. Sokoloff
                              General Partner of Leonard
                              Green & Associates, L.P.

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                                 EXHIBIT INDEX
                                 -------------


Exhibit      Description                                 Page
-------      -----------                                 ----
1            Stockholder Agreement dated as of
             October 13, 1996 by and between Rite Aid
             Corporation and Green Equity Investors,
             L.P. and joined in by the individual
             stockholders of Rite Aid Corporation
             named therein.

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